UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 001-38385

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GCI 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

GCI Liberty, Inc.
GCI 401(k) Plan

FORM 11-K

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS

Page No.

Reports of Independent Registered Public Accounting Firms	3

Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017	6

Notes to Financial Statements	7

Supplemental Schedules: (1)
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	15

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Signature	17

Exhibit
Exhibit No. 23.1 – Consent of KPMG LLP (Independent Registered Public Accounting Firm) (filed herewith)
Exhibit No. 23.2 – Consent of Grant Thornton LLP (Independent Registered Public Accounting Firm) (filed herewith)

(1) Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
GCI 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of GCI 401(k) Plan (the Plan) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental schedules of Schedule H, line 4a - Schedule of Delinquent Participant Contributions and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2019.

Anchorage, Alaska
July 1, 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
GCI 401(k) Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of GCI 401(k) Plan (the “Plan”) as of December 31, 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017 (not separately included therein). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

Seattle, Washington
June 28, 2018

GCI Liberty, Inc.
GCI 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

(Amounts in thousands)	2018	2017
Assets
Investments at fair value:
Mutual funds	$246,680	258,794
Common stocks	47,019	64,108
Collective trust	21,116	21,196
Self-directed brokerage accounts	9,509	9,006
Total investments	324,324	353,104

Receivables:
Notes receivable from participants	5,196	5,246
Participant contributions	620	1,314
Employer contributions	630	1,281
Other receivables	15	—
Total receivables	6,461	7,841
Total Assets	330,785	360,945

Liabilities

Excess participant contributions refundable	5	—
Net assets available for benefits at fair value	$330,780	360,945

See accompanying notes to financial statements.

GCI Liberty, Inc.
GCI 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

(Amounts in thousands)	2018	2017
Additions to net assets attributed to:
Contributions:
Participant	$15,496	15,284
Employer	10,745	11,190
Total contributions	26,241	26,474

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(40,058)	71,949
Dividend income	9,689	8,268
Total investment income (loss)	(30,369)	80,217

Interest from notes receivable from participants	251	234

Total additions	(3,877)	106,925

Deductions to net assets attributed to:
Participant withdrawals	(26,073)	(32,340)
Corrective distribution of excess contributions	(5)	—
Administrative expenses	(210)	(155)
Total deductions	(26,288)	(32,495)
Net increase (decrease) in net assets available for benefits	(30,165)	74,430
Net assets available for benefits at beginning of period	360,945	286,515
Net assets available for benefits at end of period	$330,780	360,945

See accompanying notes to financial statements.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

(1) Description of Plan

The following description of the GCI 401(k) Plan ("Plan") provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by GCI Liberty, Inc., formerly General Communication, Inc. (“GCI” and "Plan Sponsor"), and covers employees of the following affiliated companies - GCI Communication Corp. ("GCICC"), United Utilities, Inc. (“UUI”), Unicom, Inc. ("Unicom") and Denali Media Holdings, Corp. ("DMH") (collectively, the "Company").  Employees of participating employers are eligible to make employee deferral contributions on the first entry date after their date of hire, and are eligible to share in Company matching contributions, if any, on the first entry date after completing one year of service, as defined in the Plan document. The entry dates are the first day of each quarter during the year. GCI and affiliated companies are parties-in-interest to the Plan.

On April 4, 2017, Liberty Interactive Corporation, now known as Qurate Retail, Inc. ("Qurate Retail"), entered into an Agreement and Plan of Reorganization (as amended, the "reorganization agreement" and the transactions contemplated thereby, the "Transactions") with General Communication, Inc. and Liberty Interactive LLC, a direct wholly‑owned subsidiary of Qurate Retail ("LI LLC"). Pursuant to the reorganization agreement, GCI amended and restated its articles of incorporation (which resulted in General Communication, Inc. being renamed GCI Liberty, Inc. ("GCI Liberty")) and effected a reclassification and auto conversion of its common stock and Qurate Retail acquired GCI Liberty on March 9, 2018 through a reorganization in which certain Qurate Retail interests, assets and liabilities attributed to its Ventures Group (following the reattribution by Qurate Retail of certain assets and liabilities from its Ventures Group to its QVC Group) were contributed to GCI Liberty in exchange for a controlling interest in GCI Liberty. Qurate Retail and LI LLC contributed to GCI Liberty their entire equity interests in Liberty Broadband Corporation, Charter Communications, Inc., and LendingTree, Inc., the Evite, Inc. operating business and other assets and liabilities, in exchange for (a) the issuance to LI LLC of a number of shares of GCI Liberty Class A common stock and a number of shares of GCI Liberty Class B common stock equal to the number of outstanding shares of Qurate Retail's Series A Liberty Ventures common stock and Qurate Retail's Series B Liberty Ventures common stock on March 9, 2018, respectively, (b) cash and (c) the assumption of certain liabilities by GCI Liberty.

Pursuant to the Transactions, the GCI Class A and GCI Class B stock in the Plan were redeemed for shares of GCI Liberty Series A common stock and GCI Liberty Series A Cumulative Redeemable Preferred Stock ("GCI Liberty Preferred Stock"), respectively.

Contributions

The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code").  A participant may elect the following methods to make employee contributions:

1. Salary Reduction Contributions, which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

2. Roth 401(k) Contributions, which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $18,500 and $18,000 in 2018 and 2017.  Contributions may be made as salary reduction or Roth 401(k) contributions or a combination of both.

Compensation considered for all Plan purposes is subject to a compensation ceiling of $275,000 and $270,000 in 2018 and 2017, respectively.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of no more than $6,000 per year for each of the years ended December 31, 2018 and 2017.  Participant catch-up contributions are not eligible for matching.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

The Plan allows up to 100% matching of employee contributions.  Company matching contributions made to the Plan may be invested in any Plan investment at any time by the participant.  For the years ended December 31, 2018 and 2017, the Company matched 100% of participant's contributions, up to a maximum match of 10% of each participant's eligible compensation, for employees of GCI, UUI, and Unicom, while employees of DMH received matching contributions equal to 50% of the participants' contributions, up to a maximum match of 3% of eligible compensation.

Matching amounts contributed to the Plan by the Company are not taxed to the participant until distribution upon retirement, hardship, disability, death or termination of employment.  Plan earnings on Company matching contributions are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts

Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses.  Plan earnings and losses are allocated on a daily basis, based upon the number of shares in each investment held by each participant account.  Participants may change their investment allocation on a daily basis.

Vesting

A participant's interest in his or her Salary Reduction Contributions and Roth 401(k) Contributions is always fully vested and is not subject to forfeiture.

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document); (ii) dies; or (iii) becomes totally and permanently disabled.  A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, receives a distribution of his or her vested account balance attributable to Company matching contributions, and again becomes an eligible employee, the participant may repay that entire distribution before the earlier of five consecutive one-year breaks in service or five years from his reemployment date.  Upon such repayment, the value of that participating employee's account previously forfeited will be restored.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Payment of Benefits

A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon termination due to death, disability or retirement, or any other termination of employment.

Participants who terminate with vested benefits less than $1,000 will automatically receive the value of the vested balance in their account as a lump-sum distribution. Participants who terminate with vested benefits greater than $1,000 and less than $5,000 will automatically receive the value of the vested balance in their account as a rollover into an Individual Retirement Account.

Forfeitures

If a participating employee terminates employment for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited.  All forfeited amounts are used to pay Plan administrative expenses or to reduce future Company matching contributions.  During 2018 and 2017, employer contributions were reduced by $437,000 and $431,000, respectively, from forfeited nonvested accounts. At December 31, 2018 and 2017, $204,000 and $135,000, respectively, had been forfeited but had not yet been used to pay Plan administrative expenses or reduce the Company’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account.  Loan transactions are treated as a transfer to/(from) the appropriate investment fund (from)/to the participant’s loan.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date. Participant loans have interest rates bearing 4.25% to 6.25% due through January 2024. In 2018 and 2017, the fixed rate was calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document and reported to the Internal Revenue Service as ordinary income.

Excess Contributions Refundable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants' earnings.

Payment of Benefits

Benefits are recorded when paid.

(3) Administration of Plan Assets

Fidelity Investments is the Plan's recordkeeper and asset trustee.  Administrative expenses related to the Plan are reported on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017, and were paid by the Plan to the recordkeeper and asset trustee.  The asset trustee charges trade fees for all transactions in common stock investments.  Trade fees for mutual fund investments, if any, are described in each fund’s prospectus.  Company employees provide administrative support to the Plan, but no employee receives compensation from the Plan and the Company is not reimbursed for these expenses.

(4) Amendment or Termination

The Plan Sponsor's Board of Directors has reserved the right to amend or terminate the Plan.  No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan.  In the event of termination of the Plan, a participant in the Plan becomes fully vested in his or her Matching Account.

(5) Investments

The following investment choices were offered to Plan participants during the year ended December 31, 2018 (GCI Liberty Preferred Stock not available for future investment):

Common Stock:
•GCI Liberty Series A common stock

Preferred Stock:
•GCI Liberty Preferred Stock

Mutual Funds:
•American Funds EuroPacific Growth Fund R-6
•DFA US Targeted Value I
•Dodge & Cox Income Fund
•Fidelity Total Market Index Fund
•Harbor Capital Appreciation Fund

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

•JPMorgan Equity Income Fund
•Vanguard Small Cap Growth Index
•Vanguard Target Retirement 2020
•Vanguard Target Retirement 2030
•Vanguard Target Retirement 2040
•Vanguard Target Retirement 2050
•Vanguard Target Retirement 2060
•Vanguard Target Retirement Income

Collective Trust Fund
•Morley Stable Value Fund

Participants have the option of having self-directed brokerage accounts within the Plan, through which they may choose to buy any publicly traded securities or mutual fund.

Stock of the Plan Sponsor investment prices per share at December 31, 2018 and 2017, were as follows:

	2018	2017
GCI Liberty Series A	$41.16	—
GCI Liberty Preferred stock	24.23	—
GCI Class A	—	39.02
GCI Class B	—	39.15

The percentage of Plan assets invested in stock of the Plan Sponsor at December 31, 2018 and 2017 is 14% and 18%, respectively.

(6) Fair Value Measurements

Following are descriptions of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the quoted Net Asset Value ("NAV") of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common and preferred stocks: The fair value of common and preferred stocks are based on quoted market prices.

Collective trust: Valued at the Net Asset Value ("NAV") of shares held by the Plan at year end. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. There are no unfunded commitments at December 31, 2018 or 2017. Accounting Standards Update 2015-10, Technical Corrections and Improvements updated the definition of Readily Determinable Fair Value. The valuation techniques used to measure the fair value of the collective trust funds are based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market. As such, the Plan has changed its valuation technique of the collective trust from NAV Practical Expedient to NAV Readily Determinable Fair Value for 2018 and 2017. This did not have a material impact to the financial statements or disclosures. These assets are valued using Level 1 inputs.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Investments Measured at Fair Value

Investments measured at fair value consisted of the following types of instruments as of December 31, 2018 and 2017 (amounts in thousands):

December 31, 2018	Level 1 (1)
Mutual funds	$246,680
Common stocks	47,019
Self-directed brokerage accounts	9,509
Collective trust	21,116
Total investments at fair value	$324,324

December 31, 2017
Mutual funds	$258,794
Common stocks	64,108
Self-directed brokerage accounts	9,006
Collective trust	21,196
Total investments at fair value	$353,104

(1) Quoted prices in active markets for identical assets or liabilities.

(7) Income Taxes

The Plan is qualified under Section 401(a) of the Code pursuant to a favorable opinion letter dated March 31, 2014, issued by the Internal Revenue Service on the form of the Plan document.  Although the opinion letter covering the Plan does not reflect recent minor changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years 2014 and earlier.

The Company identified operational errors that occurred during 2018 due to certain payroll elements not being properly designated for purposes of determining elective deferrals and matching contributions. Additionally, a number of employees did not have their deferral elections updated within the payroll system. As a result, their elective deferrals were understated and they received less match than they would have otherwise been entitled. The Company is in the process of correcting the operational errors in accordance with the IRS Employee Plans Compliance Resolution System. The amount of missing elective deferrals and matching contributions are not material to the Plan.

(8) Reconciliation of Financial Statements to Form 5500

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

The following is a reconciliation of differences between information contained in the financial statements and the net assets available for benefits and net loss required to be reported in the December 31, 2018 Form 5500 (amounts in thousands):

	Net Assets Available for Benefits		Net Decrease
	2018	2017	2018
Per financial statements	$330,780	360,945	(30,165)
Excess contributions refundable	5	—	5
Per Form 5500	$330,785	360,945	(30,160)

Form 5500 is prepared on a modified cash basis while the financial statements are prepared on the accrual basis of accounting.

(9) Non-exempt Transactions

The Company failed to timely remit to the Plan withheld employee contributions and participant loan repayments on multiple occasions and in the aggregate amount of $4.4 million, $2.1 million and $14.5 million for 2018, 2017 and 2016, respectively, in accordance with the plan asset provisions of the Department of Labor (“DOL”) Regulation 2510.3-102, resulting in prohibited, or nonexempt, transactions. The accompanying Schedule of Delinquent Participant Contributions discloses these transactions in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. The Company has calculated the foregone earnings that would have been credited to participants' accounts if the late remittances had been made on a timely basis and, for the 2017 and 2016 late remittances, the Company has contributed those amounts to the Plan. The deposit of the forgone earnings on the late remittances occurring in 2018 are in process. The Company has also completed a filing under the DOL Voluntary Fiduciary Correction Program reporting the 2017 transactions to the DOL.

(10) Party-In-Interest Investments

The following investments by the Plan are party-in-interest transactions for which a statutory exemption exists (amounts in thousands):

	2018	2017
GCI Liberty Series A common stock	$39,762	—
GCI Liberty Preferred Stock	7,257	—
GCI Class A common stock	—	63,227
GCI Class B common stock	—	881
Fidelity Total Market Index Fund	23,659	24,851
Self-directed brokerage accounts	9,509	9,006
Participant loans	5,196	5,246
Total parties-in-interest investments	$85,383	103,211

GCI Liberty Series A common stock, GCI Liberty Preferred Stock, and GCI Class A and Class B common stock

The Company's common and preferred stock represents investments in parties-in-interest and a related party.

Fidelity

Fidelity is the Plan's trustee and performs the recordkeeping duties of the Plan.

Self-directed brokerage accounts

Participants who have elected to use self-directed brokerage accounts may hold investments in Fidelity funds. Fidelity is the Plan's trustee and performs the recordkeeping duties of the Plan.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

(11)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GCI Liberty, Inc.
GCI 401(K) Plan

Employer Identification Number - 92-0072737
Plan Number - 001

Supplemental Schedule
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended
December 31, 2018

(Amounts in thousands)	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$21,039	4,435	—	16,604	—

GCI Liberty, Inc.
GCI 401(k) Plan

Employer Identification Number - 92-0072737
Plan Number - 001

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

(Amounts in thousands, except share and unit amounts)
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock:
*	GCI Liberty Series A common stock	965,972 shares	**	$39,762
*	GCI Liberty Series A Cumulative Redeemable Preferred Stock	299,463 shares	**	7,257
				47,019

	Mutual Fund Investments:
	American Funds EuroPacific Growth Fund R-4	321,036 shares	**	14,443
	DFA US Targeted Value I	692,792 shares	**	13,738
	Dodge & Cox Income Fund	1,092,493 shares	**	14,486
*	Fidelity Total Market Index Fund	335,166 shares	**	23,659
	Harbor Capital Appreciation Fund	357,601 shares	**	22,143
	JPMorgan Equity Income Fund	1,191,826 shares	**	18,889
	Vanguard Small Cap Growth Index	281,488 shares	**	11,935
	Vanguard Target Retirement 2020	1,273,237 shares	**	26,776
	Vanguard Target Retirement 2030	1,929,751 shares	**	40,988
	Vanguard Target Retirement 2040	1,780,141 shares	**	38,042
	Vanguard Target Retirement 2050	700,119 shares	**	15,011
	Vanguard Target Retirement 2060	119,119 shares	**	2,561
	Vanguard Target Retirement Income	195,447 shares	**	4,009
				246,680

*	Self-directed brokerage accounts	5,330,047 shares	**	9,509

	Collective Trust Fund:
	Morley Stable Value Fund	792,030 shares	**	21,116
				324,324

*	Participant loans	Interest bearing at 4.25% to 6.25%, due through December 2023	—	5,196
				$329,520

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying reports of independent registered public accounting firms.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GCI 401(k) Plan

By:	/s/ Peter Pounds
Peter Pounds
Plan Committee Member

Date:	July 1, 2019